Exhibit 21.1

SUBSIDIARIES OF ISTEP LEARNING PLC

Name of Subsidiary	Jurisdiction of Subsidiary
Bambinos Limited	United Kingdom
The Nursery Family Ltd	United Kingdom
Footsteps Childcare Limited	United Kingdom
MKM Childcare Limited	United Kingdom
Muddy Boots Childcare Ltd	United Kingdom
Home from Home Nursery Limited	United Kingdom
Stepping Stones Day Nursery (SW) Ltd	United Kingdom
Belong Education Ltd	United Kingdom
iStep Learning Australia Pty Ltd	Australia